RICHARDSON & PATEL LLP
10900 Wilshire Boulevard
Suite 500
Los Angeles, CA 90024
Telephone (310) 208-1182
Facsimile (310) 208-1154

September 12, 2006

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington DC, 20549
Attn.:	Russell Mancuso
Tim Buchmiller
	Re:	Innovative Card Technologies, Inc.
Registration Statement on Form SB-2
File No. 333-137032

Messrs. Mancuso and Buschmiller:

On behalf of Innovative Card Technologies, Inc. (the “Company”), we are responding to your comments dated September 1, 2006 relating to our Registration Statement on Form SB-2 filed August 31, 2006. We greatly appreciate your prompt turnaround of our document.

Set forth below are the Company’s responses to the Staff’s comments. We have reproduced the Staff’s comments in bold type and have followed each comment with our response. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

nCryptone, S.A. Asset Acquisition Transaction

1.
We refer to your disclosure in the second bullet point of the second paragraph on page 2 which indicates that on June 28, 2006 you completed the acquisition of nCryptone, S.A. and to your disclosure in the third paragraph on page 3 which appears to indicate that you acquired only selected assets and liabilities of nCryptone, S.A. Please revise your disclosure so that it is clear and consistent in this regards. If you believe that you acquired the business of nCryptone, S.A., please tell us why you believe separate audited historical financial statements of the acquired business and a pro forma income statement are not required to be filed. Refer to Item 310(c)(2) of Regulation S-B. If you believe that you acquired assets rather than a business, please provide us with a detailed analysis in support of your conclusion. Refer to the guidance in EITF 98-3 in your response.

In response to the Staff’s comment, we are changing the second bullet point of the second paragraph on page 2 via amendment to read whereby the underlined portions of the paragraphs below indicate new text:

“4,500,000 shares of common stock issued in conjunction with the completion of our acquisition of selected assets from nCryptone, S.A. relating to the DisplayCard on June 28, 2006.”\

Furthermore, we have revisited the document and will make the following changes for clarity and consistency :

Page 11:

“(7) The natural person with voting and investment decision power for the selling shtockholder is Andre Saint-Mleux. The shares were issued to nCryptone, S.A. in the acquisition of selected assets relating to the DisplayCard on June 28, 2006.

Page F-16, Note 6, first sentence of Paragraph 3:

“Upon the completion of the acquisition of selected assets relating to the DisplayCard of nCryptone on June 28, 2006, the Company allocated the purchase price in accordance with the signed agreement with nCryptone assigning a temporary value of $19,303,095 to intangible assets and $1,000,010 to a patent license fee.”

Page F-18, Note 8, second sentence of Paragraph 3:

“The availability of the net operating losses to offset future taxable income may be limited as a result of ownership changes in 2006 or prior years with the acquisition of selected assets relating to the DisplayCard of nCryptone on June 28, 2006, pursuant to the Internal Revenue Code Section 382.”

In response to the Staff’s comment relating to the type of acquisition: purchase of assets or purchase of a business, the Company took the position that it acquired selected assets and did not acquire a business. We have provided our analysis below with regards to this point.

The assets acquired as a result of the Asset Purchase Agreement were equipment used to personalize and emboss test DisplayCards, firmware used to process information for the DisplayCard, personalization software used for the DisplayCard, DisplayCard circuit designs, a patent relating to a “beep” that is emitted when the button of the DisplayCard is pushed, and raw materials to be used for tests. The JDA between the Company and nCryptone, S.A. was terminated thereby giving InCard all rights to developments relating to the DisplayCard that had been created since the JDA’s inception. Upon the close of the acquisition, the Company will also receive 100% of any future revenues relating to the DisplayCard.

Prior to the JDA and post completion of the acquisition on June 28, 2006, nCryptone, S.A. has and continues to be, in the business of selling its nCAudioCard (sound encryption card) to its customers. The Company did not acquire from nCryptone, S.A.: nCrytpone S.A.’s back-end server (the technology necessary in order for the Company to sell an end-to-end solution for the DisplayCard), the nCAudioCard, employees, physical facilities, client base (all client agreements will be handled by nCryptone, S.A. through a reseller agreement with the Company), trade names, or physical production techniques.

During the course of the negotiations the parties agreed to these major deal points:

A. For 4,500,000 shares the Company acquired all of the assets surrounding the DisplayCard of nCryptone, S.A. that had been developed to date. The assets included were equipment used to personalize and emboss test DisplayCards, firmware used to process information for the DisplayCard, personalization software used for the DisplayCard, DisplayCard circuit designs, a patent relating to a “beep” that is emitted when the button of the DisplayCard is pushed, and raw materials to be used for tests.

B. No employees from nCryptone, S.A. would be employed by the Company. The Company would purchase “Man Days” from nCryptone, S.A. The “Man Days” are consulting services whereby the Company places an order for consulting services. nCryptone, S.A. then decides how the “Man Days” will be fulfilled.

C. The two principals of nCryptone, S.A., will not directly work for the Company. The Company will reimburse an affiliate of nCryptone, S.A. for the costs of these two principals as they perform consulting services on behalf of the Company.

D. nCryptone, S.A. signed a reseller agreement with the Company whereby nCryptone, S.A. will resell the DisplayCard. The Company signed a reseller agreement with nCryptone, S.A. whereby the Company will resell the nCAudioCard to clients of the Company.

E. The Company will pay nCryptone, S.A. an additional $1,000,000 USD within one year of the close of the acquisition to purchase a license relating to the buzzer patent surrounding the SoundCard.

F. No physical plant facilities were transferred to the Company. Since there have been no sales of the DisplayCard, no market distribution system or customer base has been transferred. Additionally, since nCryptone, S.A. did not directly manufacture any of the DisplayCard prototypes, no production techniques were transferred and there are no issues concerning operating rights. Additionally, no trade names were acquired in the transaction.

Under Regulation S-X Reg. 210.11-01(d) (1) & (2), the Company believes that the acquisition of the selected assets of nCryptone, S.A. or the component, does not constitute a business (references to 1-6 above) per the definition:

(1)	Whether the nature of the revenue-producing activity of the component will remain generally the same as before the transaction; or

ANALYSIS: The DisplayCard generated no revenue for nCryptone prior to the transaction.

(2)	Whether any of the following attributes remain with the component after the transaction:
(i)	Physical facilities
NO- see F above
(ii)	Employee base
NO- see B, C above
(iii)	Market distribution system
NO see F above
(iv)	Sales force
NO see F above
(v)	Customer base
NO see F above
(vi)	Operating rights
NO see F above
(vii)	Production techniques
NO see F above
(viii)	Trade names
NO see F above

The analysis of the requirements under Regulation S-X also addresses the evaluation required by EITF 98-3, “Determining Whether a Non Monetary Transaction Involves Receipt of Productive Assets or of a Business.”

As disclosed in the SB-2 on page F-16, the Company is in the process of obtaining a valuation of the purchase price allocation from a third party as well as the useful lives of the intangible assets. If the valuation is less than the value of the common stock as initially documented by the parties, the purchase price will be adjusted downward accordingly.

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours, Richardson & Patel LLP

Lisa H. Klein, Esq.